UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: May 17, 2018

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated May 17, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: May 17, 2018	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
FIRST QUARTER 2018 RESULTS

Highlights

•	Reported GAAP net loss of $19.2 million, or $0.07 per share, and adjusted net loss(1) of $22.0 million, or $0.08 per share, in the first quarter of 2018.

•	Generated GAAP loss from operations of $8.4 million and cash flow from vessel operations(1) of $22.3 million in the first quarter of 2018.

•
Signed term sheet for a sale-leaseback financing transaction for seven tankers, which is expected to increase liquidity by approximately $36.0 million. In addition, the Company eliminated its minimum quarterly dividend of $0.03 per share to maintain balance sheet strength during cyclical downturn with the earnings-linked variable portion of the dividend policy remaining intact, which provides investors with participation in a tanker market recovery.

Hamilton, Bermuda, May 17, 2018 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended March 31, 2018:

	Three Months Ended
(in thousands of U.S. dollars, except per share data)	March 31, 2018	December 31, 2017	March 31, 2017
GAAP FINANCIAL COMPARISON
Total revenues	168,465	105,229	130,485
(Loss) income from operations	(8,421)	2,822	10,741
Net (loss) income	(19,153)	(1,879)	3,713
(Loss) earnings per share	(0.07)	(0.01)	0.02
Weighted average number of common shares - basic	268,292,374	212,107,100	178,127,289
NON-GAAP FINANCIAL COMPARISON
Adjusted (loss) income (1)	(21,976)	(5,939)	7,028
Adjusted (loss) earnings per share (1)	(0.08)	(0.03)	0.04
Total cash flow from vessel operations (1)	22,312	32,134	42,471
Free cash flow (1)	7,862	22,859	34,358
(1) These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
GAAP net loss and non-GAAP adjusted net loss for the first quarter of 2018 compared the first quarter of 2017 were primarily affected by lower average spot tanker rates and the expiry of time-charter out contracts for various vessels which subsequently traded on the spot market at lower rates. GAAP net loss in the first quarter of 2017 included a loss on sale of vessels of two Suezmax tankers and one Aframax tanker.
Compared to the fourth quarter of 2017, GAAP net loss and non-GAAP adjusted net loss for the first quarter of 2018 were affected by the lower average spot tanker rates.

Teekay Tankers Ltd. Investor Relations Tel: +1 604 844-6654 www.teekaytankers.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary
“Since reporting our fourth quarter earnings, we have continued to take proactive steps to further strengthen our balance sheet to better position Teekay Tankers during this cyclical low point in the tanker market,” commented Kevin Mackay, Teekay Tankers’ President and Chief Executive Officer. “In April 2018, we signed a term sheet for a sale-leaseback financing transaction relating to seven mid-sized tankers, which is expected to provide approximately $36 million in additional liquidity and extend our debt maturity profile. In addition, we have decided to eliminate our minimum dividend payment, which will result in retaining approximately $32 million of cash flow annually, but maintain the variable portion of our dividend policy, which will provide investors with the ability to directly participate in a tanker market recovery,” added Mr. Mackay. “Should the tanker market remain under pressure, we have several options available to continue strengthening our balance sheet, including further sale-leaseback transactions which are currently under discussion.”

“While OPEC supply cuts and an oversupply of tanker tonnage continued to weigh on crude tanker rates during the first quarter of 2018, our fixed charter cover and growing full service lightering business continued to provide strong results during this time of tanker market weakness,” commented Mr. Mackay.  “Looking ahead, while we expect the tanker market to remain under pressure in the near-term, we remain encouraged by the significant increase in tanker scrapping and strong global oil demand forecasted through the rest of this year and into 2019, which in combination with more moderate fleet growth, should lead to a tanker market recovery during the latter part of 2018 and into 2019.”

Summary of Recent Developments
Sale-Leaseback Financing Transaction
In April 2018, Teekay Tankers signed a term sheet for a sale-leaseback financing transaction relating to seven modern conventional tankers, including three Suezmax tankers, two Aframax tankers and two LR2 product tankers. The transaction is structured as 10- to 12-year bareboat charters at an average rate of approximately $7,200 per day with attractive purchase options to the Company for all seven vessels throughout the lease term after year three. Upon expected completion, the sale-leaseback transaction will provide funds to refinance the Company's only 2018 balloon debt maturity and is expected to increase Teekay Tankers' liquidity by approximately $36 million.

Secured Two New Time Charter-In Contracts
In the first quarter of 2018, Teekay Tankers secured time charter-in contracts for two Aframax vessels, with an average rate of approximately $11,900 per day, and firm periods of 45 days to six months. One of the contracts includes a 50/50 profit sharing agreement with the option to extend for six months at a higher rate and the other contract has a maximum period of approximately four months and will be used to support the Company’s full service lightering operations.

Tanker Market
OPEC supply cuts and an oversupply of tonnage continued to weigh on crude tanker rates during the first quarter of 2018. A very weak VLCC market due to supply constraint from Middle East OPEC countries and declining output from Venezuela have put downward pressure on the mid-size tanker markets. This has been particularly felt in the Suezmax sector, where VLCCs have been forced into the Atlantic basin to compete with Suezmaxes for West African cargos. Rates were further affected by seasonal refinery maintenance during the first quarter, with global refinery throughput hitting a low of approximately 80 million barrels per day (mb/d) during March 2018.

However, the weak tanker market is driving a significant increase in tanker scrapping. Just over 8 million deadweight tonnes (mdwt) of tankers were scrapped during the first quarter of 2018, which was the highest level of scrapping during any quarter since 1982. More than 50 percent of the vessels scrapped this year to-date have been less than 20 years of age, which is a sign that low tanker rates, high scrap prices and the potential impact of upcoming regulations have led tanker owners to scrap vessels at a younger age. As a result, the Company has revised its global tanker fleet growth forecast downwards, with a projection of just under 2 percent net fleet growth in 2018 and approximately 3 percent net fleet growth in 2019.

In the near-term, the Company anticipates that ongoing OPEC supply cuts and a backwardated oil market will continue to weigh on crude tanker demand through the summer months. However, global oil demand remains strong, with a forecast of 1.6 mb/d growth in 2018 (average of IEA, EIA and OPEC forecasts). This strong demand, coupled with OPEC cuts, is leading to a rebalancing of oil markets, with OECD oil inventories having reverted back towards 5-year average levels. Inventories are expected to be drawn down further in the coming months, which should support oil prices and encourage a return of OPEC production volumes later in the year. This, combined with a continued increase in U.S. crude exports, is expected to lead to improved crude tanker demand during the latter part of 2018.

In summary, the tanker market remains under pressure due to an imbalance between tanker supply and demand, and this pressure will likely remain in the near-term. However, the Company believes that an inflection point will be reached later in the year due to an increase in tanker demand and more moderate tanker fleet growth, which is expected to lead to a tanker market recovery during the latter part of 2018 and into 2019.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in revenue sharing arrangements (RSAs), voyage charters and full service lightering, in each case measured in net revenues(1) per revenue day, or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	March 31, 2018(i)	December 31, 2017(i)	March 31, 2017(i)
Time Charter-Out Fleet
Suezmax revenue days	295	438	485
Suezmax TCE per revenue day	$20,236	$21,821	$25,566
Aframax revenue days	597	658	531
Aframax TCE per revenue day	$21,024	$21,145	$22,851
LR2 revenue days	179	183	270
LR2 TCE per revenue day	$17,162	$17,176	$19,809

Spot Fleet
Suezmax revenue days	2,375	1,679	1,305
Suezmax spot TCE per revenue day (ii)	$12,543	$15,294	$21,868
Aframax revenue days	1,156	766	1,264
Aframax spot TCE per revenue day (iii)	$15,083	$16,773	$18,874
LR2 revenue days	531	438	450
LR2 spot TCE per revenue day	$11,973	$14,323	$18,354

Total Fleet
Suezmax revenue days	2,670	2,117	1,790
Suezmax TCE per revenue day	$13,394	$16,644	$22,870
Aframax revenue days	1,753	1,424	1,795
Aframax TCE per revenue day	$17,106	$18,794	$20,050
LR2 revenue days	710	621	720
LR2 TCE per revenue day	$13,282	$15,165	$18,900

(i)
Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs, dry dockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available for the vessel to earn revenue yet is not employed, are included in revenue days.

(ii)	Includes vessels trading in the Teekay Suezmax RSA and non-pool voyage charters.

(iii)	Includes vessels trading in the Teekay Aframax RSA, Teekay Aframax Classic RSA, non-pool voyage charters and full service lightering voyages.

(1) Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.

Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of May 1, 2018:

	Owned and Capital Lease Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	2	—	2
Aframax Tankers	6	—	6
LR2 Product Tankers	2	—	2
VLCC Tanker(i)	1	—	1
Total Fixed-Rate Fleet	11	—	11
Spot-rate:
Suezmax Tankers	28	—	28
Aframax Tankers(ii)	11	3	14
LR2 Product Tankers	7	—	7
Total Spot Fleet	46	3	49
Total Conventional Fleet	57	3	60
STS Support Vessels	3	3	6
Total Teekay Tankers' Fleet	60	6	66

(i)	The Company’s ownership interest in this vessel is 50 percent.

(ii)	Includes three Aframax tankers with charter-in contracts that are scheduled to expire in May 2018, September 2018 and March 2021.

Liquidity Update
As at March 31, 2018, the Company had total liquidity of $100.7 million (comprised of $48.0 million in cash and cash equivalents and $52.7 million in undrawn revolving credit facilities), compared to total liquidity of $160.0 million as at December 31, 2017. The decrease in the Company’s liquidity position during the first quarter of 2018 was primarily due to debt repayments and its quarterly dividend payment. In April 2018, Teekay Tankers signed a term sheet for a sale-leaseback financing transaction, which upon completion, is expected to increase Teekay Tankers' liquidity by approximately $36.0 million.
Conference Call
The Company plans to host a conference call on Thursday, May 17, 2018 at 1:00 p.m. (ET) to discuss its results for the first quarter of 2018. An accompanying investor presentation will be available on Teekay Tankers’ website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (866) 548-4713 or (647) 484-0477, if outside of North America, and quoting conference ID code 8218369.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying First Quarter Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers currently owns a fleet of 52 double-hull tankers, including 26 Suezmax tankers, 17 Aframax tankers, and nine Long Range 2 (LR2) product tankers, and has four Suezmax tankers related to capital leases and three contracted time charter-in vessel. Teekay Tankers’ vessels are employed through a mix of short- or medium-term fixed rate time charter contracts and spot tanker market trading. The Company also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.
Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Adjusted Net (Loss) Income, Free Cash Flow, Net Revenues and Cash Flow from Vessel Operations, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Consolidated Financial Measures
Adjusted net (loss) income excludes items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Cash flow from vessel operations (CFVO) represents income from operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, and gains or losses on the sale of vessels and equipment. CFVO - Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. CFVO - Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. The Company does not control the equity-accounted vessels and investments, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity accounted vessels and other investments is retained within the entity in which the Company holds the equity accounted investment or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO - Equity Investments may not be available to the Company in the periods such CFVO is generated by its equity-accounted vessels and other investments. CFVO is a non-GAAP financial measure used by certain investors and management to measure the operational financial performance of companies. Please refer to Appendices C of this release for reconciliations of these non-GAAP financial measures to income from vessel operations and income from vessel operations of equity accounted investments, respectively, the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Free cash flow (FCF) represents net income, plus depreciation and amortization, unrealized losses from derivatives, certain non-cash items, FCF from equity accounted investments, loss on sales of vessels, and any write-offs or other non-recurring items, less unrealized gains from derivatives, equity income from the equity accounted investments, gain on sales of vessels and certain other non-cash items. The Company includes FCF from equity accounted investments as a component of its FCF. FCF from the equity accounted investments represents the Company’s proportionate share of FCF from its equity-accounted investments. The Company does not control its equity-accounted investments, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted investments is retained within the entity in which the Company holds the equity accounted investment or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using FCF as a liquidity measure as the amount contributed from FCF from the equity accounted investments may not be available to the Company in the periods such free cash flow is generated by the equity accounted investments. FCF is a non-GAAP financial measure used by certain investors and management to evaluate the Company’s financial and operating performance and to assess the Company’s ability to generate cash sufficient to repay debt, pay dividends and undertake capital and dry dock expenditures. Please refer to Appendix B to this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP financial measure reflected in the Company’s consolidated financial statements.

Entities under common control represent a transfer of a business between entities under common control. As a result, Teekay Tankers consolidated financial statements prior to the date the interests in these entities were actually acquired by the Company are retroactively adjusted to include the results of these entities during the periods they were under common control of Teekay Corporation (Teekay) and had begun operations.
Net revenues represent revenues less voyage expenses. Because the amount of voyage expenses the Company incurs for a particular charter depends upon the type of the charter, the Company uses net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does revenues, the most directly comparable financial measure under GAAP.

Teekay Tankers Ltd.
Summary Consolidated Statements of (Loss) Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2018	2017	2017
	(unaudited)	(unaudited)	(unaudited)(1)

Voyage charter revenues (2)(4)	135,642	30,893	39,344
Time-charter revenues	22,110	26,998	30,330
Other revenues (3)	10,713	11,374	13,622
Net pool revenues (4)	—	35,964	47,189
Total revenues	168,465	105,229	130,485

Voyage expenses (2)(4)	(79,993)	(20,443)	(23,755)
Vessel operating expenses	(52,995)	(43,440)	(44,138)
Time-charter hire expense	(4,683)	(3,202)	(13,627)
Depreciation and amortization	(29,430)	(26,829)	(24,909)
General and administrative expenses	(9,785)	(8,004)	(8,888)
Loss on sales of vessels	—	(489)	(4,427)
(Loss) income from operations	(8,421)	2,822	10,741

Interest expense	(12,729)	(9,613)	(7,306)
Interest income	158	163	79
Realized and unrealized gain
on derivative instruments (5)	3,013	2,028	461
Equity income (6)	694	1,804	1,127
Other (expense) income	(1,868)	917	(1,389)
Net (loss) income	(19,153)	(1,879)	3,713

(Loss) earnings per share attributable
to shareholders of Teekay Tankers
- Basic	(0.07)	(0.01)	0.02
- Diluted	(0.07)	(0.01)	0.02

Weighted-average number of total common
shares outstanding
- Basic (1)	268,292,374	212,107,100	178,127,289
- Diluted (1)	268,292,374	212,107,100	178,279,788

Number of outstanding shares of common stock at the end of the period	268,558,556	268,201,638	165,419,170

(1)
Prior to May 31, 2017, the Company owned 50 percent of Teekay Tanker Operations Ltd. (TTOL) and accounted for this investment using the equity method of accounting. The Company acquired the remaining 50 percent of TTOL on May 31, 2017 from Teekay Corporation, resulting in the Company owning 100 percent of TTOL and consolidating its results. Periods prior to May 31, 2017 have been recast to include 100 percent of TTOL's results on a consolidated basis in accordance with common control accounting as required under GAAP. As a result, the weighted-average number of common shares outstanding for periods prior to May 2017 has been retroactively adjusted to include the approximately 13.8 million shares of the Company's Class B common stock issued to Teekay Corporation as consideration for the acquisition. The impact of this recasting is referred to herein as the "Entities under Common Control" and such amounts are summarized for the respective periods in Appendix A.

(2)
Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $21.4 million, $20.1 million and $20.4 million for the three months ended March 31, 2018, December 31, 2017 and March 31, 2017, respectively.

(3)	Other revenues include lightering support and liquefied natural gas services revenue, and pool management fee and commission revenues earned from TTOL.

(4)
Commencing January 1, 2018, the Company adopted Accounting Standards Update 2014-09 as required under GAAP. The Company previously presented the net allocation for its vessels participating in revenue sharing arrangements as net pool revenues. The Company has determined that it is the principal in voyages its vessels perform that are included in the revenue sharing arrangements. As such, commencing January 1, 2018, revenue from those voyages is presented in voyage charter revenues and the difference between this amount and the Company's net allocation from the revenue sharing arrangement is presented as voyage expenses. This had the impact of increasing voyage charter revenues and voyage expenses for the three months ended March 31, 2018 by $61.3 million. This change has been adopted prospectively from January 1, 2018.

(5)
Includes realized losses and gains relating to interest rate swaps, a time-charter swap agreement and forward freight agreements entered into by the Company. For the three months ended March 31, 2018, December 31, 2017 and March 31, 2017, the Company recognized a realized gain on its interest rate swaps of $0.2 million, a realized loss of $0.1 million and a realized loss of $0.4 million, respectively. The Company recognized realized gains relating to its time-charter swap agreement of $0.7 million for the three months ended March 31, 2017. The Company also recognized a realized loss of $77 thousand for the three months ended December 31, 2017 relating to its forward freight agreements.

(6)
Included in equity income are the Company’s 50 percent interest in the High-Q joint venture, which owns one VLCC tanker, its 50 percent interest in Gemini Tankers L.L.C., and its proportionate 11.3 percent share of earnings from its investment in Tanker Investments Ltd. (TIL) until November 27, 2017, when the Company completed a merger with TIL. From that date, TIL became a wholly-owned subsidiary of the Company, and it has been consolidated.

Components of equity income are detailed in the table below:

	Three Months Ended
	March 31,	December 31,	March 31,
	2018	2017	2017
High-Q Joint Venture	694	735	793
Tanker Investments Ltd.	—	(322)	333
Fair value adjustment of
Tanker Investments Ltd. (i)	—	1,391	—
Gemini Tankers L.L.C.	—	—	1
Total equity income	694	1,804	1,127

(i)
Upon completion of the merger between Teekay Tankers and TIL on November 27, 2017, the Company recognized a gain of $1.4 million in the three months ended December 31, 2017 in relation to the effective disposal of its equity interest in TIL.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at
	March 31,	December 31,
	2018	2017
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	47,962	71,439
Restricted cash	1,252	1,599
Pool receivable from affiliates	13,693	15,550
Accounts receivable	15,520	19,288
Due from affiliates	56,211	49,103
Current portion of derivative assets	2,315	1,016
Prepaid expenses	23,045	18,690
Other current assets	1,302	—
Restricted cash - long-term	2,672	2,672
Vessels and equipment – net	1,717,348	1,737,792
Vessels related to capital leases – net	224,791	227,722
Investment in and advances to equity accounted
investments	25,240	25,460
Derivative assets	5,750	4,226
Intangible assets – net	13,755	14,605
Other non-current assets	113	127
Goodwill	8,059	8,059
Total assets	2,159,028	2,197,348

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	35,725	42,468
Current portion of long-term debt	153,399	166,745
Current obligation related to capital leases	7,338	7,227
Deferred revenue	3,242	557
Due to affiliates	19,371	19,717
Long-term debt	791,779	785,557
Long-term obligation related to capital leases	139,830	141,681
Other long-term liabilities	28,609	26,795
Equity	979,735	1,006,601
Total liabilities and equity	2,159,028	2,197,348

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,	March 31,
	2018	2017
	(unaudited)	(unaudited)(1)
Cash, cash equivalents and restricted cash (used for) provided by
OPERATING ACTIVITIES
Net (loss) income	(19,153)	3,713
Non-cash items:
Depreciation and amortization	29,430	24,909
Loss on sales of vessels and asset impairment	—	4,427
Unrealized gain on derivative instruments	(2,823)	(121)
Equity income	(694)	(1,127)
Other	3,223	2,891
Change in operating assets and liabilities	(9,517)	(17,402)
Expenditures for dry docking	(5,292)	(780)
Net operating cash flow	(4,826)	16,510
FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	30,468	682
Repayments of long-term debt	(38,706)	(29,085)
Prepayment of long-term debt	—	(60,078)
Scheduled repayments of obligation related to capital leases	(1,740)	—
Cash dividends paid	(8,052)	(4,964)
Proceeds from equity offerings, net of offering costs	—	13,565
Other	(92)	(213)
Net financing cash flow	(18,122)	(80,093)
INVESTING ACTIVITIES
Proceeds from sales of vessels	—	32,626
Expenditures for vessels and equipment	(1,622)	(1,860)
Return of capital from High-Q joint venture	746	—
Net investing cash flow	(876)	30,766

Decrease in cash, cash equivalents and restricted cash	(23,824)	(32,817)
Cash, cash equivalents and restricted cash, beginning of the period	75,710	94,907
Cash, cash equivalents and restricted cash, end of the period	51,886	62,090

(1)	See note 1 to the Summary Consolidated Statements of (Loss) Income.

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net (Loss) Income
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	March 31, 2018		March 31, 2017
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net (loss) income - GAAP basis	(19,153)	($0.07)	3,713	$0.02
Subtract:
Net income attributable to the Entities under Common Control (2)	—	—	(885)	—

Net (loss) income attributable to shareholders of Teekay Tankers	(19,153)	($0.07)	2,828	$0.02

Add specific items affecting net loss:
Loss on sales of vessels	—	—	4,427	$0.02
Unrealized gain on derivative instruments (3)	(2,823)	($0.01)	(121)	—
Other (4)	—	—	(106)	—
Total adjustments	(2,823)	($0.01)	4,200	$0.02
Adjusted net (loss) income attributable to shareholders of Teekay
Tankers	(21,976)	($0.08)	7,028	$0.04

(1)	Basic per share amounts.

(2)	See note 1 to the Summary Consolidated Statements of (Loss) Income included in this release for further details.

(3)
Reflects unrealized gains or losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps, a time-charter swap and a TIL common stock purchase warrant that was related to the period prior to the Company acquiring TIL by merger in November 2017.

(4)	The amounts recorded for the three months ended March 31, 2017 primarily relate to unrealized derivative gains and losses in joint ventures and foreign exchange gains and losses.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Free Cash Flow
(in thousands of U.S. dollars, except share data)

	Three Months Ended
	March 31, 2018	March 31, 2017
	(unaudited)	(unaudited)

Net (loss) income - GAAP basis	(19,153)	3,713
Subtract:
Net income attributable to the Entities under Common Control (1)	—	(885)
Net (loss) income attributable to shareholders of Teekay Tankers	(19,153)	2,828

Add:
Depreciation and amortization	29,430	24,909
Proportionate share of free cash flow from equity accounted investments	1,102	3,508
Loss on sales of vessels	—	4,427
Other	—	818

Less:
Equity income	(694)	(2,011)
Unrealized gain on derivative instruments	(2,823)	(121)

Free cash flow	7,862	34,358

Weighted-average number of common shares outstanding for the period - basic	268,292,374	178,127,289

(1) See note 1 to the Summary Consolidated Statements of (Loss) Income included in this release for further details.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2018	December 31, 2017	March 31, 2017
	(unaudited)	(unaudited)	(unaudited)
(Loss) income from operations - GAAP basis	(8,421)	2,822	10,741
Depreciation and amortization	29,430	26,829	24,909
Loss on sales of vessels	—	489	4,427
CFVO – Consolidated	21,009	30,140	40,077
Less: CFVO attributable to the Entities under Common Control	—	—	(1,729)
CFVO – Equity Investments (See this Appendix C)	1,303	1,994	4,123
Total CFVO	22,312	32,134	42,471

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Equity Accounted Investments
(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2018		December 31, 2017		March 31, 2017
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion (1)	100%	Portion (1)	100%	Portion (1)
Revenues	3,375	1,688	19,237	3,509	34,766	5,239
Vessel and other operating expenses	(769)	(385)	(10,739)	(1,515)	(13,627)	(1,116)
Depreciation	(830)	(415)	(6,316)	(1,035)	(9,444)	(1,390)
Income from vessel operations of equity accounted investments	1,776	888	2,182	959	11,695	2,733
Interest expense	(407)	(204)	(3,137)	(507)	(4,750)	(684)
Realized and unrealized gain on derivative instruments	19	10	21	11	45	23
Other	—	—	(445)	(50)	(695)	(61)
Equity income (loss) of equity accounted vessels	1,388	694	(1,379)	413	6,295	2,011

Income from vessel operations of equity accounted investments	1,776	888	2,182	959	11,695	2,733
Depreciation and amortization	830	415	6,316	1,035	9,444	1,390
Cash flow from vessel operations of equity accounted investments	2,606	1,303	8,498	1,994	21,139	4,123

(1) The Company’s proportionate share of its equity-accounted vessels and other investments ranges from 11.3 percent to 50 percent.
Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Equity Accounted Investments
(in thousands of U.S. dollars)

(1) The Company’s proportionate share of its equity accounted vessels and other investments ranges from 10.9 percent to 50 percent.

Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the completion of the Company’s expected sale-leaseback financing transaction and the effect of the transaction on the Company’s liquidity and future debt maturity profile; crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, the occurrence and expected timing of a tanker market recovery, the estimated slowdown of growth in the world tanker fleet, the amount of tanker scrapping and newbuild tanker deliveries, estimated growth in global oil demand and supply, future tanker rates, and future OPEC oil supply; and future dividend payments by the Company under its dividend policy. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure to complete the sale-leaseback financing transaction and/or potential changes to the final terms of the transaction; changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; increased costs; changes by the Teekay Tankers’ board of directors to the Company’s dividend policy; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2017. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.